Vantiv, Inc.
October 12, 2016
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attention: Jennifer Thompson

Re:	Vantiv, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 10, 2016 Form 10-Q for the Fiscal Quarter Ended June 30, 2016 Filed July 28, 2016 Form 8-K Filed July 28, 2016
Dear Ms. Thompson:
Vantiv, Inc., a Delaware corporation (“Vantiv,” “we,” “our” or the “Company”), is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 27, 2016, with respect to Vantiv’s Form 10-K filed with the Commission on February 10, 2016 for the fiscal year ended December 31, 2015 (SEC File No. 1-35462) (the “Form 10-K”), Form 10-Q filed with the Commission on July 28, 2016 for the fiscal quarter ended June 30, 2016 (SEC File No. 1-35462) and Form 8-K filed with the Commission on July 28, 2016 (SEC File No. 1-35462) (the “Form 8-K”).
For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014, page 38

1.
We note your explanation of the reasons for the increase in sales and marketing expense from Fiscal 2014 to 2015, which states that the increase is primarily attributable to the Mercury acquisition, higher sales and marketing personnel and related costs and higher residual payments to referral partners in connection with increased revenue. In future filings, please revise your disclosures throughout Management’s Discussion and Analysis to better indicate the relative significance of each reason given for increases and decreases in line items when explaining your results of operations. We believe that

Jennifer Thompson
Securities and Exchange Commission
October 12, 2016

when multiple factors materially contribute to a change in your results, a best practice is to quantify the impact of each such factor in order to transparently provide your investors with a view of your operations through the eyes of your management. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350, available on our website at https://www.sec.gov/rules/interp/33-8350.htm.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future 10-Q and 10-K filings we will revise our Management’s Discussion and Analysis disclosures to quantify the impact of each factor that materially contributes to a change in our results.

Financial Statements
Consolidated Statements of Income, page 51

2.
We note from your revenue recognition policies disclosed in Note 1 on page 59 that you recognize revenues from certain of your arrangements and agreements on a net basis under the guidance in ASC 605-45. Please tell us how you considered describing revenues on the face of your income statements as revenues, net.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that while we have considered using the caption “revenue, net” on our Consolidated Statement of Income, we ultimately did not utilize “net” within the caption as a portion of our revenue is recorded on a gross basis as described in the Revenue Recognition section in Note 1 on page 59 of our 2015 Form 10-K. Additionally, this presentation is consistent with other registrants in our industry.

Note 9. Controlling and Non-Controlling Interests, page 73

3.
We note your disclosure that on December 2, 2015 you entered into a Warrant Cancellation Agreement with Fifth Third to cancel a portion of the warrant to purchase Class C Units of Vantiv Holding held by Fifth Third for an aggregate purchase price of $200 million. We also note that following the effectiveness of the Warrant Cancellation Agreement, Fifth Third net exercised a portion of the remaining warrants to purchase 5.4 million Class C Units of Vantiv Holding. Please explain to us how you recorded these two transactions in your financial statements. Please provide us with your journal entries.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Warrant Cancellation Agreement transaction and the Fifth Third Bank (“Fifth Third”) net exercise were recorded in our financial statements as follows:
Warrant Cancellation Agreement Transaction

•
We recorded a $15.4 million debit to non-controlling interests which represents the portion of the original $65.4 million value carrying value assigned to the warrant and recorded as a component of non-controlling interests at the warrant issuance date (June 30, 2009). Such amount is calculated by

Jennifer Thompson
Securities and Exchange Commission
October 12, 2016

multiplying the portion of the warrant that was cancelled (23.5%, which is computed by dividing the cancelled 4.8 million Class C Units of Vantiv Holding under the Cancellation Agreement by the 20.4 million Class C Units of Vantiv Holding available for issuance under the warrant prior to the transaction) by the $65.4 million carrying value.

•	A $200.2 million credit to cash was recorded, which represents a $200.0 million cash payment to Fifth Third for the warrant cancellation and a $0.2 million cash payment for associated expenses.

•	We recorded a $56.0 million debit to other current assets for a tax asset associated with the tax benefit received by the Company related to the warrant cancellation.

•	A $0.3 million credit to accrued expense liability was recorded for additional expenses associated with the warrant cancellation not paid prior to year-end.

•	We recorded a $129.2 million debit to paid-in capital for the net reduction in equity as a result of the transaction.

The associated journal entry is provided below:

Warrant Cancellation Agreement Journal Entry
(in thousands)

Account Name	Debit	Credit
Non-controlling interests	$15,395
Cash		$200,219
Accrued expense liability		311
Other current asset	55,962
Paid-in capital	129,173

- to record the cancellation of a portion of the Fifth Third warrant

Warrant Net Exercise Transaction
After the Warrant Cancellation transaction discussed above, Fifth Third net exercised 50% of the remaining available Class C Units of Vantiv Holding. As a result of the net exercise, we recorded a $25.0 million debit to non-controlling interests and a corresponding credit to paid-in capital to reflect the reallocation of the non-controlling interest. (Please note there was a $54 adjustment to common stock for the 5.4 million shares issued at a $0.00001 par value. That adjustment rounds to less than $1,000 and is, thus, not reflected in the following journal entry summary.)
The associated journal entry is provided below:

Jennifer Thompson
Securities and Exchange Commission
October 12, 2016

Warrant Net Exercise Journal Entry
(in thousands)

Account Name	Debit	Credit
Non-controlling interests	$25,022
Paid-in capital		$25,022

- to record the reallocation of non-controlling interests associated with Fifth Third's partial exercise of the remaining warrant

Note 15. Fair Value Measurements, page 82

4.
Please revise to disclose quantitative information about the significant unobservable inputs used in the fair value measurement for your Level 3 measurement of the Mercury TRA or tell us why you believe no additional disclosure is required. Refer to ASC 820-10-50-2.bbb.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings we will revise our disclosure to include the discount rate used in the fair value measurement of the Mercury TRA. The discount rate is the significant unobservable input that causes the Mercury TRA to be classified as a Level 3 fair value measure.

Note 19. Segment Information, page 86

5.
Please expand your disclosure to describe the factors you use to identify your reportable segments, including how the company is organized and whether operating segments have been aggregated. Please refer to ASC 280-10-50-21(a).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we will revise our reportable segment disclosure in our 2016 Form 10-K filing to clarify that our basis of organization is around the products and services we provide consistent with the description of our segments as described in the Segments section in Note 1 on page 58 of our 2015 Form 10-K. Additionally, we will clarify that our reportable segments are the same as our operating segments and that there has been no aggregation.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Jennifer Thompson
Securities and Exchange Commission
October 12, 2016

6.	The above comments on your Form 10-K should also be applied to your future filings on Forms 10-Q to the extent applicable.
The Company acknowledge the Staff’s comment and respectfully advises the Staff that we will apply the Staff’s comments contained herein to our future filings on Forms 10-Q, except as indicated above and to the extent the comments are applicable to such future filings.

Non-GAAP Adjustments, page 33

7.
You disclose Non-GAAP Adjusted Income Before Applicable Taxes and Pro Forma Adjusted Net Income, excluding certain items which include Transition, acquisition and integration costs and it appears that these costs may be normal, recurring, cash operating expenses necessary to operate your business. Therefore, your disclosures may be inconsistent with Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016, as well as Regulation G and Article 10 of Regulation S-K, in the preparation of our earnings releases, and in particular, in the identification of items for which the GAAP financial measures are adjusted.
Our business of processing payments transactions is characterized by significant economies of scale, and we have completed three strategic acquisitions for various business purposes since going public in 2012. Following each acquisition, we incurred additional costs to transition or integrate the transaction processing activities of the acquired businesses to our payments processing platforms, as well as to eliminate redundant costs and staff. We believe these costs are discrete transition, acquisition and integration costs and are not normal required expenses to operate our business on an ongoing basis as contemplated in Question 100.01.
We believe excluding costs related to transition, acquisition and integration in our Non-GAAP adjustments is an effective means of measuring Vantiv’s ongoing business, when viewed together with GAAP results.
As indicated in our “Non-GAAP and Pro Forma Financial Measures” section of our earnings releases, we use Non-GAAP measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. More specifically, our Non-GAAP performance measure of pro forma adjusted net income, including adjustments for transition, acquisition and integration costs, is a relevant measure used by our management team and board of directors in evaluating our operating performance and serves as a basis for our executive compensation and the related executive performance based incentive plans. We believe Non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, allow for greater transparency with respect to key metrics used by management in its financial and operational decision making and allow for greater transparency in making meaningful comparisons of our operating results with those of our industry peers.
Consistent with Compliance and Disclosure Interpretation 102.03, we do not describe these charges as non-recurring or in other terms that mischaracterize the frequency of these charges.

Jennifer Thompson
Securities and Exchange Commission
October 12, 2016

Based on interactions with investors, we believe that the Non-GAAP measures that we use that are adjusted for these costs are regarded as useful additional disclosure to investors and that there is no confusion among investors about these adjustments.

Form 8-K Filed July 28, 2016

8.
You appear to present a full non-GAAP income statement in Schedules 6, 7, and 8 in Exhibit 99.1, which may be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016, as well as Regulation G and Article 10 of Regulation S-K. As a result of our review, we will remove Schedules 6, 7 and 8 from future filings.
******
As requested, Vantiv acknowledges that:

•	Vantiv is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Vantiv may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact the undersigned at (513) 900-5401.
Sincerely yours,

/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer

cc:    Nelson F. Greene, Esq., Chief Legal and Corporate Services Officer, Vantiv, Inc.
Stephanie L. Ferris, Chief Financial Officer, Vantiv, Inc.